Exhibit 3

           Smithfield Foods to Acquire The Smithfield Companies, Inc.

SMITHFIELD, Va., May 1 /PRNewswire/ -- Smithfield Foods, Inc. (NYSE: SFD) and The Smithfield Companies, Inc. (OTC Bulletin Board: HAMS) today signed a definitive merger agreement that calls for Smithfield Foods to acquire all of the outstanding common stock of Smithfield Companies for $8.50 per share in cash. The value of the transaction is about $18.0 million.

With annual sales of $20 million, Smithfield Companies is a producer of hams and other specialty food products. The company markets its products to the retail grocery, food service and gourmet food industries, as well as its own retail outlets and direct mail. Smithfield Foods said that the announced acquisition would provide new marketing resources and outlets for the sale of its products and additional plant capacity for pre-cooked barbecue meat products. The acquisition would also allow Smithfield Foods to exert greater control over the Smithfield brand name.

Completion of the merger is subject to customary conditions, including approval by the holders of more than two-thirds of the outstanding shares of common stock of Smithfield Companies. Shareholders holding approximately 76 percent of Smithfield Companies' outstanding shares have agreed to vote in favor of the merger. Smithfield Foods has, since 1991, owned shares of the common stock of Smithfield Companies, which currently represent approximately 20 percent of the outstanding shares. Smithfield Companies expects to hold a special meeting of shareholders as soon as practicable to obtain the necessary shareholder approval for the transaction. The merger is expected to be completed within ninety days.

The board of directors of Smithfield Companies has unanimously approved the merger agreement and recommends that all of the company's shareholders vote for the merger. In entering into the definitive merger agreement, the board of directors of Smithfield Companies took all necessary action under the company's shareholder rights plan to provide that the acquisition can be completed without causing outstanding rights to become exercisable.

Based in Portsmouth, Virginia, Smithfield Companies' operating units include The Smithfield Ham and Products Co., V. W. Joyner & Co., Pruden Packing Co., E. M. Todd Co. and Williamsburg Foods.

Over the last 25 years Smithfield Foods has delivered a 27 percent average annual compounded rate of return to shareholders. With annual sales of $5.2 billion, the company is the leading processor and marketer of fresh pork and processed meats in the United States, as well as the largest producer of hogs. For more information, please visit http://www.smithfieldfoods.com.

This news release may contain "forward-looking" information within the meaning of the federal securities laws. The forward-looking information may include statements concerning the Company's outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. The forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include availability and prices of live hogs, raw materials and supplies, live hog production costs, product pricing, the competitive environment and related market conditions, operating efficiencies, access to capital, the cost of compliance with environmental and health standards, adverse results from ongoing litigation and actions of domestic and foreign governments.